Exhibit 99.3

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting

and

Explanatory Memorandum

For the Annual General Meeting of the Company to be held at:

Time:	3:00 pm (Melbourne time)

Date:	Friday, 30 November 2018

Place:	MinterEllison
Level 23, Rialto Towers
525 Collins Street
Melbourne, Victoria 3000 Australia

THIS IS AN IMPORTANT DOCUMENT If you are in doubt as to what to do with this document please immediately see your legal adviser, financial adviser or stockbroker.

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting

Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at MinterEllison, Level 23, Rialto Towers, 525 Collins Street, Melbourne, Victoria 3000, Australia on 30 November 2018 at 3.00 pm (Melbourne time) for the purpose of considering and, if thought fit, passing the resolutions set out below.

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice of AGM.

ITEMS OF BUSINESS

1.	Receipt and Consideration of Financial Statements and Reports

To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the year ended 30 June 2018, as set out in the Company’s 2018 Annual Report.

2.	Election and Re-election of Directors
a)	Election of Mr Joseph R. Swedish as a Director

To consider and, if thought fit, pass the following resolution:

‘That pursuant to clause 15.1 of the Company’s Constitution, the members of the Company approve the appointment of Mr Joseph R. Swedish as a Director of the Company, who, having been appointed by the Directors on 18 June 2018 and being eligible, offers himself for election.’

b)	Election of Ms Shawn Cline Tomasello as a Director

To consider and, if thought fit, pass the following resolution:

‘That pursuant to clause 15.1 of the Company’s Constitution, the members of the Company approve the appointment of Ms Shawn Cline Tomasello as a Director of the Company, who, having been appointed by the Directors on 11 July 2018 and being eligible, offers herself for election.’

c)	Re-election of Mr Brian Jamieson as a Director

To consider and, if thought fit, pass the following resolution:

‘That Mr Brian Jamieson, a Director retiring from office in accordance with clause 15.3(a) of the Company’s Constitution, being eligible, is re-elected as a Director of the Company.’

d)	Re-election of Mr Michael Spooner as a Director

To consider and, if thought fit, pass the following resolution:

‘That Mr Michael Spooner, a Director retiring from office in accordance with clause 15.3(a) of the Company’s Constitution, being eligible, is re-elected as a Director of the Company.’

For information about the candidates for election and re-election, see the Explanatory Memorandum (pages 8-10 below).

3.	Adoption of the Remuneration Report

To consider and, if thought fit, pass the following resolution:

‘That the Remuneration Report (which forms part of the Company’s 2018 Annual Report) for the financial year ended 30 June 2018 be adopted.’

Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.

Voting Exclusions: The Company will disregard any votes cast on this resolution by or on behalf of certain shareholders. Details of the voting exclusions applicable to this resolution are set out in the ‘Voting Exclusions’ section of the Notes below (see pages 5-6 below).

2    Mesoblast Limited – Notice of Annual General Meeting 2018

For information about the Remuneration Report, see the Explanatory Memorandum (page 10 below).

4.	Approval of Proposed Issue of Options to Non-Executive Directors
a)	Approval of Proposed Issue of Options to newly-appointed directors Mr Joseph R. Swedish and Ms Shawn Cline Tomasello

To consider and, if thought fit, pass the following resolution:

‘That the Company hereby approves, for the purpose of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Mr Joseph R. Swedish and Ms Shawn Cline Tomasello (being Non-Executive Directors of  the Company as at the date this resolution is passed) of 200,000 options each under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Mr Joseph R. Swedish and Ms Shawn Cline Tomasello upon the exercise of any such options.’
b)	Approval of Proposed Issue of Options to other Non-Executive Directors

To consider and, if thought fit, pass the following resolution:

‘That the Company hereby approves, for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the aggregate grant to the Non-Executive Directors of the Company (other than Mr Swedish and   Ms Tomasello) of 590,000 options under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to the respective Non-Executive Directors upon the exercise of any such options.’

Voting Exclusions: The Company will disregard certain votes cast on these resolutions by or on behalf of certain shareholders. Details of the voting exclusions applicable to these resolutions are set out in the “Voting Exclusions” section of the Notes below (see pages 5-6 below).

For information about these option issues, see the Explanatory Memorandum (pages 11-13 below).

5.	Subsequent Approval of Issues of Shares
a)	NovaQuest Capital Management LLC

To consider and, if thought fit, pass the following resolution:

‘That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, approval is given for the issue of 8,474,576 fully paid ordinary shares at an issue price of $1.60 per share to NovaQuest Capital

Management LLC on the terms and conditions specified in the Explanatory Memorandum accompanying the Notice of this Meeting.’

b)	Tasly Pharmaceutical Group Co Ltd

To consider and, if thought fit, pass the following resolution:

‘That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, approval is given for the issue of 14,464,259 fully paid ordinary shares at an issue price of $1.86 per share to Tasly Pharmaceutical Group Co Ltd on the terms and conditions specified in the Explanatory Memorandum accompanying the Notice of  this Meeting.’

Voting Exclusions: The Company will disregard certain votes cast on this resolution by or on behalf of certain shareholders. Details of the voting exclusions applicable to this resolution are set out in the “Voting Exclusions” section of the Notes below (see page 6).

For information about these share issues, see the Explanatory Memorandum (pages 14 and 15 below).

6.	Increase in Directors’ Fees Pool

To consider and, if thought fit, pass the following resolution:

‘That for the purposes of ASX Listing Rule 10.17 and clause 15.4(a) of the Company’s Constitution, approval is given for an increase in the maximum aggregate amount payable as Directors’ fees to Non-Executive Directors for their

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services as non-executive directors of the Company, from $1,250,000 per annum to $1,500,000 per annum, being an increase of such maximum aggregate amount of $250,000 per annum.’

Voting Exclusions: The Company will disregard certain votes cast on this resolution by or on behalf of certain shareholders. Details of the voting exclusions applicable to this resolution are set out in the “Voting Exclusions” section of the Notes below (see page 6).

For information about the increase in the directors’ fees pool, see the Explanatory Memorandum (page 16 below).

7.	Renewal of Proportional Takeover Approval Provisions in the Company’s Constitution

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

‘That, pursuant to sections 136 and 648G(4) of the Corporations Act 2001 (Cth), approval is given for the renewal of clause 13 of the Company’s Constitution by inserting that clause in the Company’s Constitution and, if Resolution 8 is passed, by adopting the Constitution referred to in that resolution with clause 30 included for a period of 3 years from the date of this meeting.’

For information about the renewal of the proportional takeover approval provisions in the Constitution, see the Explanatory Memorandum (pages 17 to 18).

8.	Adoption of New Constitution

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

‘That the document titled Constitution of Mesoblast Limited tabled at the Meeting and signed by the Chairman of the Meeting for the purposes of identification is adopted as the new Constitution of the Company in substitution for and to the exclusion of the existing Constitution of the Company, which existing Constitution is repealed.’

For information about the proposed new Constitution, see the Explanatory Memorandum (pages 18 to 19).

Further information

For detailed information on the above Agenda items, please refer to the Explanatory Memorandum on pages 8 to 19.

By order of the Board:

Charlie Harrison

Company Secretary

30 October 2018

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NOTES:

Eligibility to Vote

For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 7.00 pm (Melbourne time) on 28 November 2018. The entitlement of shareholders to vote at the AGM will be determined by reference to that time.

Voting Exclusions

Items 2(a) to 2(d) – Election and Re-election of Directors

There are no voting exclusions for these items.

Item 3 – Adoption of the Remuneration Report

Votes may not be cast, and the Company will disregard any votes cast, on the resolution proposed in item 3 (Resolution 3):

•

by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or

•	by any person who is a KMP member as at the time Resolution 3 is voted on at the AGM, or any of their closely related parties, as a proxy,

unless the votes are cast as a proxy for a person who is entitled to vote on Resolution 3:

•	in accordance with a direction in the proxy appointment; or
•

by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if Resolution 3 is connected directly or indirectly with the remuneration of a KMP member.

Items 4(a) and 4(b) – Approval of Proposed Issue of Options to Non-Executive Directors

Votes may not be cast, and the Company will disregard any votes cast, in favour of the resolutions proposed in each of items 4(a) and 4(b) (Resolutions 4(a) and 4(b)) by:

•	any Director who is eligible to participate in the Company’s Employee Share Option Plan or any associate of such a Director; and
•

any person who is a KMP as at the time Resolutions 4(a) and 4(b) are voted on at the AGM and any closely related party of such a KMP, to the extent in either case that they are acting as a proxy – this prohibition  also applies to votes cast against the Resolutions, unless the person votes as a proxy for someone who is entitled to vote and:

•	the person is appointed as a proxy by writing that specifies how the proxy is to vote on any of Resolutions 4(a) and 4(b), and the vote is cast in accordance with that direction; or
•	the person is the Chair of the AGM and:
–	the proxy appointment expressly authorises the Chair to exercise the proxy even if any of Resolutions 4(a) and 4(b) are connected directly or indirectly with the remuneration of a KMP; and
–

if the Chair is a Director who is eligible to participate in the Company’s Employee Share Option Plan, the vote is cast in accordance with a direction in the proxy appointment to vote as the proxy decides.

Items 5(a) and 5(b) – Subsequent Approval of Issues of Shares

Votes may not be cast, and the Company will disregard any votes cast, in favour of the resolutions proposed in items 5(a) and 5(b) (Resolutions 5(a) and 5(b)) by:

•	any person who participated in the issue of shares the subject of Resolutions 5(a) and 5(b); or
•	an associate of that person (or those persons).

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However, the Company will not disregard a vote on Resolution 5(a) or 5(b) if:

•	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the proxy form; or
•	it is cast by the Chair of the AGM as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Item 6 – Increase in Directors’ Fees Pool

Votes may not be cast, and the Company will disregard any votes cast, in favour of this resolution by:

•	any of the Directors of the Company or any associate of any of the Directors of the Company; and
•

any person who is a KMP at the time Resolution 6 is voted on at the AGM and any closely related party of such KMP, to the extent they are acting as a proxy – this prohibition also applies to votes cast against the Resolution.

However the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•

it is cast by the Chair of the AGM as proxy for a person who is entitled to vote, in accordance with an express authorisation on the proxy form to vote as the proxy decides, even though the Resolution is connected directly or indirectly with the remuneration of a KMP.

Item 7 – Renewal of Proportional Takeover Approval Provisions in the Company’s Constitution

There are no voting exclusions for this item.

Item 8 – Adoption of New Constitution

There are no voting exclusions for this item.

Defined terms used in these Voting Exclusions:

For the purposes of these voting exclusions:

•

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (executive and non executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2018 are listed in a section titled ‘Key Management Personnel’ in Item 6.A of the Company’s Form 20-F for the year ended 30 June 2018 (which is contained within the Company’s Annual Report for the year ended 30 June 2018).

•	A closely related party of a KMP member means:
–	a spouse or child of the member; or
–	a child of the member’s spouse; or
–	a dependant of the member or of the member’s spouse; or
–	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with Mesoblast consolidated group; or
–	a company the member controls.

The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy.

Information On Proxies, Corporate Representatives and Attorneys

Voting by Proxy

Please note that:

•	a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who

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is entitled to cast two or more votes may appoint not more than two proxies;
•	a proxy may be either an individual or a corporation, and need not be a shareholder of the Company;
•	a single proxy exercises all voting rights of the relevant shareholder;
•

where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded;

•

a proxy need not vote in that capacity on a show of hands on any resolution nor (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the other provisions of these Notes, including the voting exclusions noted above);

•	if a proxy does not attend the AGM then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and
•

if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the other provisions of these Notes, including the voting exclusions noted above).

To be valid, the appointment of a proxy must be received at least 48 hours prior to the AGM using one of the following methods:

•	faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; OR
•	lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows:
ONLINE:

by logging into the following website address – www.linkmarketservices.com.au – using the holding details as shown on your enclosed proxy form and select ‘Voting’ and follow the prompts to lodge your vote

BY MAIL:	c/- Link Market Services Limited

Locked Bag A14

Sydney, South NSW 1235, Australia

BY HAND:	Link Market Services Limited

1A Homebush Bay Drive, Rhodes, NSW 2138, Australia; or

Level 12, 680 George Street, Sydney, NSW 2000, Australia

A proxy appointment form accompanies this Notice of AGM.

Voting by Corporate Representatives

A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act 2001 (Cth) (Corporations Act) and must be lodged with the Company before the AGM or at the registration desk on the day of the AGM.

Voting by Attorney

A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company.

The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms.

Evidence of execution

If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry.

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Mesoblast Limited

ABN 68 109 431 870

Explanatory Memorandum relating to the 2018 Notice of Annual General Meeting

ITEMS OF BUSINESS

1.	Receipt and Consideration of Financial Statements and Reports

This agenda item is self-explanatory. It is intended to provide shareholders with the opportunity to raise questions on the Financial Statements and Reports, and on the performance of the Company generally.

Shareholders should note that the Financial Statements and Reports will be received in the form presented. It is not the purpose of the meeting for the Financial Statements and Reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act or in the Constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report.

2.	Election and Re-election of Directors

We foreshadowed at our last AGM that, at this important juncture in the Company’s growth and   commercial plans, the Board is focused on complementing its existing skill sets with additional international biopharmaceutical and commercial expertise, as well as succession planning. We also noted that we expected to report on Board renewal in 2018. In recent months, as part of that process, Shawn Cline Tomasello joined  our Board, bringing 30 years’ experience in the pharmaceutical and biotech industries, and Joseph Swedish joined our Board, bringing over two decades of healthcare leadership experience. Dr Ben-Zion Weiner resigned from the Board after many years of distinguished service and valuable contribution, especially in relation to our research and development pipeline. In order to ensure an orderly transition in Board composition, Brian Jamieson and Michael Spooner are each standing for re-election as directors at this AGM with the intention that, if re-elected, both they and Donal O’Dwyer, all three long-standing Australian non-executive directors, will step down from the Board as appropriate successors are appointed.

a)	Election of Mr Joseph R. Swedish as a Director

Mr Joseph. R. Swedish has more than two decades of healthcare leadership experience as the CEO for major United States healthcare enterprises.

Most recently, he has served as Executive Chairman, President and CEO of Anthem Inc., America’s leading health benefits provider. Prior to joining Anthem, Mr Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Colorado’s Centura Health. Currently, he sits on the Board of Directors of IBM Corporation, CDW Corporation, and Proteus Digital Health.

Mr Swedish is Chairman of Duke University’s Fuqua School of Business Board of Visitors. Previously, he was Chairman of the Catholic Health Association.

Mr Swedish received a bachelor’s degree from the University of North Carolina and his master’s degree in health administration from Duke University.

The Board has determined that Mr Joseph R. Swedish is an independent Director.

Other Current Directorships of Listed Public Companies

•	Non-executive director, IBM Corporation
•	Non-executive director, CDW Corporation

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b)	Election of Ms Shawn Cline Tomasello as a Director

With more than 30 years’ experience in the pharmaceutical and biotech industries, Ms. Shawn Cline Tomasello has substantial commercial and transactional experience.

Since 2015, Ms Tomasello has been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this, she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21 billion. Ms Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4 billion in product revenues, and was instrumental in various global expansion and acquisition strategies.

Ms Tomasello has also held senior positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms Tomasello currently serves on the Board of Directors of Centrexion Therapeutics, Oxford BioTherapeutics, Clementia Pharmaceuticals, UroGen Pharma and Diplomat Rx.

She received a MBA from Murray State University and a B.S. in Marketing from the University of Cincinnati. The Board has determined that Ms Shawn Cline Tomasello is an independent Director.

Other Current Directorships of Listed Public Companies

•	Non-executive director, Diplomat Rx
•	Non-executive director, Clementia Pharmaceuticals
•	Non-executive director, UroGen Pharma
c)	Re-election of Mr Brian Jamieson as a Director

Mr Brian Jamieson was appointed to the Board in 2007 and was last elected by shareholders at the Company’s 2015 Annual General Meeting. In accordance with clause 15.3(a) of the Company’s Constitution, Mr Jamieson retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

As noted above, Mr Jamieson has served on our board of directors as Chairman since 2007 after retiring   as Chief Executive of MinterEllison Melbourne. Previously he was Chief Executive Officer at KPMG Australia, a KPMG Board Member in Australia, and a member of the USA Management Committee. Mr Jamieson is

Chairman of Sigma Healthcare Ltd and a non-executive director of Highfield Resources Ltd, and Director and Treasurer of the Bionics Institute. He is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.

The Board has determined that Mr Brian Jamieson is an independent Director.

Other Current Directorships of Listed Public Companies

•	Chairman, Sigma Healthcare Ltd
•	Non-executive director, Highfield Resources Ltd
d)	Re-election of Mr Michael Spooner as a Director

Mr Michael Spooner was appointed to the Board in 2004 and last elected by shareholders at the Company’s 2015 Annual General Meeting. In accordance with clause 15.3(a) of the Company’s Constitution, Mr Spooner retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

As noted above, Mr Spooner has served on the Board of Directors since 2004. During this period he has filled various roles including as Chairman from the date of the ASX public listing in 2004 until 2007. Over the past several years Mr Spooner has served on the Board of Directors in various capacities at several Australian and international biotechnology companies, including BiVacor Pty Ltd (2009-2013), Advanced Surgical Design & Manufacture Limited (2010-2011), Peplin, Inc. (2004-2009), Hawaii Biotech, Inc. (2010-2012), Hunter Immunology Limited (2007-2008), and Ventracor Limited (2001-2003).

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He has been the chairman of Simavita Ltd since May 2016 and Chairman of MicrofluidX since February 2018. Prior to returning to Australia in 2001, Mr Spooner spent much of his career internationally where he served in various roles including as a partner to PA Consulting Group, a UK-based management consultancy, and a Principal Partner and Director of Consulting Services with PricewaterhouseCoopers (Coopers & Lybrand) in Hong Kong. In addition Mr Spooner has owned and operated several international companies providing services and has consulted to a number of U.S. and Asian public companies.

The Board has determined that Mr Michael Spooner is an independent Director.

Other Current Directorships of Listed Public Companies

•	Chairman, Simavita Ltd

Recommendation

The Directors (in each case excluding the relevant candidate) recommend that shareholders vote in favour of the respective election and re-election of each of the above candidates.

3.	Adoption of the Remuneration Report

Under the Corporations Act, the Company is required to include, in the Directors’ Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration, and submit this for adoption by resolution of shareholders at the AGM.

The Remuneration Report is set out on pages 91 to 116 of the Company’s 2018 Annual Report. A copy of the 2018 Annual Report can be found on the Company’s website at www.mesoblast.com or by contacting the Company’s share registrar, Link Market Services.

The Remuneration Report includes:

•	an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP;
•	a description of the relationship between such policies and the Company’s performance;
•	if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and
•	remuneration details for the KMP.

During this item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report, and shareholders are asked to adopt the Remuneration Report.

The vote on the resolution in this item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company.

Recommendation

Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on Resolution 3 (as described in the ‘Voting Exclusions’ section of the Notes above), the Directors unanimously recommend that shareholders vote in favour of Resolution 3 to adopt the Remuneration Report.

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4.	Approval of Proposed Issue of Options to Non-Executive Directors

Background

Shareholders are asked to approve the issue of the following Options under the Company’s Employee Share Option Plan:

•	200,000 Options to Mr Joseph R. Swedish;
•	200,000 Options to Ms Shawn Cline Tomasello; and
•	a pool of 590,000 options in which Mr Brian Jamieson, Mr William Burns, Dr Eric Rose, Mr Michael Spooner and Mr Donal O’Dwyer may participate,

each of whom is a Non-Executive Director of the Company.

The Board considers that it is important to ensure that the Company remains globally competitive in terms  of the benefits made available to Non-Executive Directors to ensure that the Company can attract and retain candidates of high calibre and experience. The Board considers that the grant of Options to non-executive directors is an important component of providing competitive benefits, in particular for non-executive directors in the international biotechnology sector.

The Board considers that the aggregate value of the Options granted to each newly-appointed Non-Executive Director named above, based on a Black-Scholes option valuation methodology, is equal to approximately the current annual amount payable by the Company to a Non-Executive Director in director’s fees. The issue of Options to the other Non-Executive Directors is aimed at introducing a measure of parity in the remuneration of Directors. The last issue of options to directors occurred in 2014, when Dr Eric Rose, Mr William Burns and Dr Ben-Zion Weiner were each issued 80,000 options, following approval by shareholders at that year’s AGM.

The Company is in an important stage of development with significant opportunities and challenges in both the near and long term, and the proposed issue seeks to align the efforts of the Non-Executive Directors named above in seeking to achieve growth of the share price and in the creation of shareholder value.

In addition, the Board believes that incentivisation with Options is a prudent means of conserving the Company’s available cash.

The Directors do not intend the issue of Options to be an annual or regular event for the Directors.

The potential disadvantage of the shareholders approving any of Resolutions 4(a) and 4(b) includes dilution of shareholder interests if the Options are exercised at a future time.

The Company’s Employee Share Option Plan

The Company’s Employee Share Option Plan was approved by the Company’s shareholders at the 2016 AGM and operates as a traditional option plan for the issuance of Options to eligible participants. The key terms and conditions attaching the Company’s Employee Share Option Plan were described in the Explanatory Memorandum that accompanied the Notice of Meeting for the 2016 AGM, and further information on the Company’s Employee Share Option Plan can be found in the Remuneration Report section of the Annual Report.

The key terms applying to the Options for the Non-Executive Directors named above are summarised below:

(i)	The Options vest in three equal tranches, with vesting dates on the first, second and third anniversaries of the grant date, and an expiry date of seven years from the grant date.
(ii)

Each Option will entitle the holder to acquire one ordinary share in the Company at the exercise price applicable to that Option. The Options will not be subject to any performance conditions or hurdles.

(iii)	Shares acquired on the exercise of Options will rank equally in all respects with other shares from the date of issue, subject to the satisfaction of any applicable disposal restrictions.

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(iv)	The Options will be subject to lapsing where the holder is a ‘Bad Leaver’. Unless the Board determines otherwise in accordance with the rules of the Company’s Employee Share Option Plan:
•

where the holder is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised Options (including those that are vested Options) held by the holder will be forfeited and will lapse immediately. In broad terms, a holder will be a ‘Bad Leaver’ where they cease to be a Director of the Company in circumstances where they have engaged in conduct adverse to the Company or breach the terms of their appointment; and

•

where a holder is a ‘Leaver’, the holder will retain all vested and unvested Options and they will remain subject to vesting (if unvested) and expiry as noted in (i) above. A holder will be a ‘Leaver’ where they cease to be a Director of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include someone who resigns or retires).

(v)	The Board may determine at any time that an unvested Option may vest on the occurrence of a ‘Control Event’ – whether or not any or all applicable vesting conditions have been met.

The need for shareholder approval

ASX Listing Rule 10.14 provides that an entity must not permit any Director of the Company (among others) to acquire securities under an employee incentive scheme without the prior approval of ordinary shareholders.

Accordingly, under ASX Listing Rule 10.14, the Company seeks shareholder approval to issue Options to each of the Non-Executive Directors named in the relevant Resolutions above.

Information required by the ASX Listing Rules

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of securities, in accordance with ASX Listing Rule 10.14, must include the following information:

If the person is not a director, a statement of the relationship between the person and the director that requires the approval to be obtained	Each of the Non-Executive Directors named above is a director of the Company
The maximum number of securities that may be acquired by all persons for whom approval is required, including the formula (if one is used) for calculating the number of securities to be issued

The maximum number of Options that may be acquired by each of the newly-appointed Non-Executive Directors named above is as follows:

•    200,000 Options by Mr Joseph R. Swedish; and

•    200,000 Options by Ms Shawn Cline Tomasello.

The Board considers that the aggregate value of the Options granted to each newly-appointed Non-Executive Director named above, based on a Black-Scholes option valuation methodology, is equal to approximately the current annual amount payable by the Company to a Non-Executive Director in director’s fees.

The maximum number of Options that may be acquired by the other Non-Executive Directors (Mr Brian Jamieson, Mr William Burns, Dr Eric Rose, Mr Michael Spooner and Mr Donal O’Dwyer) is a total aggregate of 590,000 Options across the group, to be allocated as follows:

•    150,000 Options to Mr Brian Jamieson;

•    120,000 Options to Mr William Burns;

•    120,000 Options to Dr Eric Rose;

•    100,000 Options to Mr Donal O’Dwyer; and

•    100,000 Options to Mr Michael Spooner.

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The price (including a statement whether the price will be, or be based on, the volume weighted average market price or closing market price), or the formula for calculating the price, for each security to be acquired under the scheme

Each Option will be granted for no consideration.

Issue of Options to new Non-Executive Directors

Each Option has an exercise price equal to the five-day volume weighted average share price of the five ASX trading days ending on, and including, the date of appointment of the director. The exercise price for Mr Swedish’s options is $1.52 per option and the exercise price for Ms Tomasello’s options  is $1.56 per option.

Issue of Options to other Non-Executive Directors

Each Option will have an exercise price equal to the five-day volume weighted average share price of the five ASX trading days ending on, and including, the date of the AGM.

The names of all persons referred to in ASX Listing Rule 10.14 who received securities under the scheme since the last approval, the number of the securities received and the acquisition price for each security

No person referred to in ASX Listing Rule 10.14 has been issued Options under the Company’s Employee Share Option Plan since the last approval under the Listing Rules.
The names of all persons referred to in ASX Listing Rule 10.14 entitled to participate in the scheme

All Directors of the Company are entitled, under the terms of the Company’s Employee Share Option Plan, to participate in that plan. However the decision to offer Options under the Plan is subject to Board approval and shareholder approval in accordance with ASX Listing Rule 10.14.

A voting exclusion statement	Details of the voting exclusions applicable to this resolution are set out in the ‘Voting Exclusions’ section of the Notes (see pages 5 to 6).
No loans	No loans are proposed in connection with the proposed issue of Options.
The date by which the entity will issue the securities, which must be no later than 12 months after the meeting	If the resolutions are approved by shareholders, the Options will be issued by 31 December 2018.

Recommendation

The Directors do not make any recommendation on Resolutions 4(a) and 4(b) because of their personal interest in the subject matter of the Resolutions.

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5.	Subsequent Approval of Issues of Shares

a)NovaQuest Capital Management LLC

The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4, in respect of the issue of shares that has been made by the Company in the last 12 months as set out in the following table:.

Persons to whom the issue was made	NovaQuest Capital Management LLC
Date of issue	10 July 2018
Number of shares issued	8,474,576
Issue price	A$1.60 per share
Terms of shares issued	Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares. The full amount of shares are to be held in voluntary escrow until 10 July 2019.
Use of the funds raised	Continued development and commercialization of the Company’s allogeneic product candidate remestemcel-L (MSC-100-IV) for children with steroid refractory acute Graft versus Host Disease (aGvHD)

The issue of the above shares was within the 15% limitation imposed by ASX Listing Rule 7.1. Under Listing Rule 7.1, the Company may issue up to 15% of its ordinary share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies.

As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4.

ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of shares being approved under this resolution.

Recommendation

The Directors recommend that shareholders vote in favour of this resolution.

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b)	Tasly Pharmaceutical Group Co Ltd

The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4, in respect of the issue of shares that has been made by the Company in the last 12 months as set out in the following table:

Persons to whom the issue was made	Tasly Pharmaceutical Group Co Ltd
Date of issue	12 October 2018
Number of shares issued	14,464,259
Issue price	A$1.86 per share
Terms of shares issued	Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares.The full amount of shares are to be held in voluntary escrow until 12 October 2019.
Use of the funds raised	Continued development of Mesoblast’s mesenchymal lineage cell technology platform

The issue of the above shares was within the 15% limitation imposed by ASX Listing Rule 7.1. Under Listing Rule 7.1, the Company may issue up to 15% of its ordinary share capital in any 12-month rolling period without shareholder  approval.

As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4.

ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of shares being approved under this resolution.

Recommendation

The Directors recommend that shareholders vote in favour of this resolution.

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6.	Increase in Directors’ Fees Pool

The Directors consider that the aggregate amount of Directors’ fees to be paid out of the funds of the Company by way of remuneration to Non-Executive Directors for their services as non-executive directors of the Company should be increased from the current aggregate maximum of $1,250,000 per annum previously approved by shareholders at the 2013 AGM, to an aggregate maximum sum of $1,500,000 per annum, being an increase of $250,000 per annum or 20%.

Shareholders should note that increasing the limit or cap prescribed in respect of the aggregate Non-Executive Directors fees does not mean that shareholders are approving an increase in the fees payable to each current Non-Executive Director. The Company has established a remuneration committee which regularly reviews salaries/fees for all employees (including Non-Executive Directors). Our remuneration policy with respect to Non-Executive Directors’ fees is set out in the Remuneration Report section of the Director’s Report, included  in the Annual Report.

The aggregate of Directors’ fees was most recently approved by shareholders on 15 November 2013, to allow for the appointment of additional directors to the Board.

On 15 April 2013, Dr Eric Rose was appointed to the Board, increasing the number of Directors from five to six. Then on 6 March 2014, Mr William Burns became a Director of the Company, taking the total number of Directors from six to seven.

In 2018, the Company welcomed two new Directors to the Board, namely Mr Joseph R. Swedish (as replacement to Dr Ben-Zion Weiner on 18 June 2018) and Ms Shawn Cline Tomasello (on 11 July 2018). Both Mr Swedish and Ms Tomasello are standing for election by shareholders at this AGM. If elected, the Board of Directors will stand at eight members.

The current Directors’ fees pool leaves the Company no capacity to appoint any further Directors to the Board. Whilst it is not the Company’s current intention to expand the Board, the Company is committed to continually reviewing its skills, expertise, location and diversity of Board members to ensure it has the capability to fulfil its obligations to shareholders.

The Board considers that having an increased maximum remuneration pool provides the flexibility to appoint additional Directors should it consider this to be in the best interests of the Company at a future time.

For these reasons, the Board has resolved to seek this increase in the Directors’ fees pool.

No Options or other securities have been issued to Directors in the preceding three years which required approval by resolution of shareholders for the purposes of ASX Listing Rule 10.11 or 10.14.

Shareholder approval

ASX Listing Rule 10.17 and clause 15.4(a) of the Company’s Constitution require shareholder approval to be obtained for any proposed increase in the total pool of Directors’ fees.

Recommendation

The Directors recommend that shareholders vote in favour of this resolution.

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7.	Renewal of Proportional Takeover Approval Provisions in the Company’s Constitution

The Corporations Act permits a company to include provisions in its constitution prohibiting the registration of a transfer of securities under a proportional takeover bid, unless the relevant holders of the securities in a general meeting approve the bid. A proportional takeover bid means an off-market bid for a specified proportion of the company’s securities held by each member in a class for which a takeover bid has been made. It is not a bid for all securities held by all members of that class, only part of the securities each member holds.

It is a requirement of the Corporations Act that such proportional takeover provisions in a company’s constitution apply for a maximum period of three years, unless renewed earlier. The Company last renewed its proportional takeover provisions at its AGM in 2015.

The Directors consider it in the interests of shareholders to renew these provisions. Accordingly, a special resolution is being put to shareholders under sections 136 and 648G of the Corporations Act to renew clause 13 of the Company’s Constitution and, if Resolution 8 is passed, to adopt the new Constitution with a corresponding provision in clause 30.

This is a special resolution and requires the approval of 75% of the votes cast by shareholders present and eligible to vote.

Effect of provisions proposed to be renewed

Clause 13 of the existing Constitution (and clause 30 of the proposed new Constitution) provides that the Company is prohibited from registering any transfer of shares giving effect to a contract of sale pursuant to a proportional takeover bid unless and until after the proposed transfer has been approved by members at a general meeting of the Company (Approving Resolution).

The person making the offer for the securities (Offeror) (and their associates) cannot vote on the Approving Resolution and the Approving Resolution requires the approval of more than 50% of members who are entitled to vote at the meeting.

Clause 13 also provides that:

•

13.4 – if, as at the end of the day before the ‘Relevant Day’ (being the day that is 14 days before the last day of the bid period) the Approving Resolution has not been voted upon, the Approving Resolution is deemed approved; and

•

13.5 – if the Approving Resolution is rejected, all unaccepted offers under the proportional takeover bid are deemed withdrawn and the Offeror must rescind each contract created as a result of the acceptance of an offer under that proportional takeover bid.

Reasons for the resolution

As noted above, the Corporations Act requires clause 13 of the Constitution to be renewed as it was last renewed in 2015.

In the Directors’ view, members (and holders of any other relevant securities that the Company might issue) should have the opportunity to vote on a proposed proportional takeover bid for what might become control  of the Company without the members having the opportunity to dispose of all of their securities (rather than just some of their securities, as would be the case under a proportional takeover bid). As a result, the relevant holders may not have the opportunity to dispose of all their securities, and risk being part of a minority interest in the Company or suffering loss if the takeover bid causes a decrease in the market price of the securities or makes the securities less attractive and, accordingly, more difficult to sell. Clause 13, as renewed, and clause 30 of the new Constitution, if adopted, would only permit this to occur with the approval of a majority of the relevant holders.

Awareness of current acquisition proposals

As at the date of this Notice, no Director is aware of any proposal for any person to acquire (or increase the extent of) a substantial interest in the Company.

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The advantages and disadvantages of the proportional bid provisions since their adoption

As there have been no takeover bids made for any of the shares in the Company since the adoption of the proportional bid provisions, there has been no application of clause 13. It may be argued that the potential advantages and disadvantages described below have also applied for the period since adoption of clause 13.

Potential advantages and disadvantages of the proposed resolution for both Directors and shareholders

In addition to a discussion of the provisions proposed to be renewed, the Corporations Act also requires this Explanatory Memorandum to discuss the potential future advantages and disadvantages of the proposed rule for both Directors and members.

The Directors consider that there are no such advantages or disadvantages for them as they remain free to make a recommendation on whether a proportional takeover bid should be accepted.

For members, the potential advantages of clause 13 of the Constitution, as renewed, and clause 30 of the new constitution, if adopted, are that they will provide all relevant members with an opportunity to consider, discuss in a meeting called specifically for the purpose, and vote on whether a proportional takeover bid should be approved. This affords members an opportunity to have a say in the future ownership and control  of the Company and helps the members to avoid being locked in a minority. The Directors believe this will encourage any proportional takeover bid to be structured so as to be attractive to at least a majority of the relevant members. It may also discourage the making of a proportional takeover bid that might be considered opportunistic. Finally, knowing the view of a majority of the relevant members may help each individual holder to assess the likely outcome of the proportional takeover bid and decide whether or not to accept an offer under the bid.

On the other hand, it may be argued that a potential disadvantage for members arising from clause 13, if renewed, is that proportional takeover bids may be discouraged by the further procedural steps that the rule will entail and, accordingly, this may reduce any takeover speculation element in the price of the Company’s securities. Shareholders may be denied an opportunity to sell a portion of their securities at an attractive price where the majority rejects an offer from persons seeking control of the Company.

Relationship with proposed new Constitution

The proposed new constitution also contains a proportional takeover approval provision in clause 30. The above disclosures are therefore also made for the purposes of Resolution 8 in this Notice of Meeting which is a special resolution for the adoption of the new Constitution.

Recommendation

On balance, the Directors are of the view that the advantages of renewing the proportional bid provisions outweigh the disadvantages. The Directors recommend that shareholders vote in favour of this resolution.

8.	Adoption of New Constitution

Why are we proposing to adopt a new Constitution?

The existing Constitution was adopted in 2004 and last amended in 2010. Since then, there have been a number of changes to applicable regulatory requirements (including the Corporations Act, ASX Listing Rules, as well as developments in general corporate governance practice for major ASX listed companies). In light of this, the Directors believe it appropriate to revise and update the Constitution in a number of ways. The proposed changes affect a range of provisions of the Constitution. The Directors therefore consider it more efficient for shareholders to adopt a new Constitution, rather than making numerous amendments to the existing Constitution. Unless otherwise stated, the clause numbers referred to in these Explanatory Notes are those in the proposed Constitution.

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What are the differences between the existing Constitution and the proposed new Constitution?

The main differences between the existing and proposed Constitutions relate to:

(i)	general meeting procedure – in particular facilitation of hybrid meetings and the adoption of technological means of conducting meetings, as well as including greater clarity around meeting procedure;
(ii)	in particular, allowing for procedures to accommodate ‘direct votes’ by shareholders, that is, remote voting by shareholders who are not necessarily present in person at the meeting;
(iii)	allowing greater informality in how Directors conduct meetings and pass resolutions including reliance on modern technology;
(iv)	allowing Directors to declare rather than only determine (without declaration) to pay dividends and expressly enabling the payment of interim dividends;
(v)

amending the shareholder approval requirement for a reduction of capital so that it reflects the requirements of the Corporations Act (a simple majority of votes cast for equal reductions and a special resolution (75% of votes cast) for most other reductions) rather than the current provision in the existing constitution requiring a special resolution in all cases (75% of votes cast);

(vi)

ensuring reductions of capital as well as dividends can be satisfied by the in specie distribution and transfer of assets (such as shares in a subsidiary) together with administrative provisions to accommodate such distributions; and

(vii)	giving the Company specific power to enforce shareholder and director disclosure to the Company of shareholdings where disclosure by the Company is required by the ASX Listing Rules.

There are a number of other differences between the existing and proposed Constitutions which are not summarised or referred to below because they do not materially alter the effect of the existing Constitution.

No changes are proposed to:

(i)	the minimum or maximum number of directors;
(ii)	nomination deadlines for candidates for board appointment; or
(iii)	the level of executive or non-executive director remuneration authorised by the Constitution.

How to obtain a copy of the proposed new Constitution

Copies of the proposed new Constitution are available prior to the Meeting:

(i)	on the Company’s website, www.mesoblast.com; and
(ii)	by telephoning the Company’s Share Registry, Link Market Services, on +61 1300 554 474 and requesting a copy of the document (free of charge).

A copy of the new Constitution will also be available for inspection by shareholders at the AGM.

How must the new Constitution be approved?

The proposed resolution for adoption of the new Constitution must be approved by a special resolution.

A special resolution must be passed by at least 75 per cent of the votes cast by shareholders present (whether in person, or by proxy, attorney or representative) and entitled to vote on the resolution.

Recommendation

The Directors unanimously recommend shareholders vote in favour of adoption of the proposed new Constitution.

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MESOBLAST THE REGENERATIVE MEDICINE COMPANY ABN 68 109 431 870 LODGE YOUR VOTE ONLINE WWW.LINKMARKETSERVICES.COM.AU BY MAIL MESOBLAST LIMITED C/- LINK MARKET SERVICES LIMITED LOCKED BAG A14 SYDNEY SOUTH NSW 1235 AUSTRALIA 7 BY FAX +61 2 9287 0309 € BY HAND LINK MARKET SERVICES LIMITED 1A HOMEBUSH BAY DRIVE, RHODES NSW 2138; OR LEVEL 12, 680 GEORGE STREET, SYDNEY NSW 2000 ) ALL ENQUIRIES TO TELEPHONE: +61 1300 554 474 LODGEMENT OF A PROXY FORM THIS PROXY FORM (AND ANY POWER OF ATTORNEY UNDER WHICH IT IS SIGNED) MUST BE RECEIVED AT AN ADDRESS GIVEN ABOVE BY 3.00PM (MELBOURNE TIME) ON WEDNESDAY, 28 NOVEMBER 2018, BEING NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING. ANY PROXY FORM RECEIVED AFTER THAT TIME WILL NOT BE VALID FOR THE SCHEDULED MEETING. PROXY FORMS MAY BE LODGED USING THE REPLY PAID ENVELOPE OR: ONLINE WWW.LINKMARKETSERVICES.COM.AU LOGIN TO THE LINK WEBSITE USING THE HOLDING DETAILS AS SHOWN ON THE PROXY FORM. SELECT ‘VOTING’ AND FOLLOW THE PROMPTS TO LODGE YOUR VOTE. TO USE THE ONLINE LODGEMENT FACILITY, SHAREHOLDERS WILL NEED THEIR “HOLDER IDENTIFIER” (SECURITYHOLDER REFERENCE NUMBER (SRN) OR HOLDER IDENTIFICATION NUMBER (HIN) AS SHOWN ON THE REVERSE OF THIS PROXY FORM). HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS THIS IS YOUR NAME AND ADDRESS AS IT APPEARS ON THE COMPANY’S SHARE REGISTER. IF THIS INFORMATION IS INCORRECT, PLEASE MAKE THE CORRECTION ON THE FORM. SHAREHOLDERS SPONSORED BY A BROKER SHOULD ADVISE THEIR BROKER OF ANY CHANGES. PLEASE NOTE: YOU CANNOT CHANGE OWNERSHIP OF YOUR SHARES USING THIS FORM. APPOINTMENT OF PROXY IF YOU WISH TO APPOINT THE CHAIRMAN OF THE MEETING AS YOUR PROXY, MARK THE BOX IN STEP 1. IF YOU WISH TO APPOINT SOMEONE OTHER THAN THE CHAIRMAN OF THE MEETING AS YOUR PROXY, PLEASE WRITE THE NAME OF THAT INDIVIDUAL OR BODY CORPORATE IN STEP 1. A PROXY NEED NOT BE A SHAREHOLDER OF THE COMPANY. DEFAULT TO CHAIRMAN OF THE MEETING ANY DIRECTED PROXIES THAT ARE NOT VOTED ON A POLL AT THE MEETING WILL DEFAULT TO THE CHAIRMAN OF THE MEETING, WHO IS REQUIRED TO VOTE THOSE PROXIES AS DIRECTED. ANY UNDIRECTED PROXIES THAT DEFAULT TO THE CHAIRMAN OF THE MEETING WILL BE VOTED ACCORDING TO THE INSTRUCTIONS SET OUT IN THIS PROXY FORM, INCLUDING WHERE THE RESOLUTIONS ARE CONNECTED DIRECTLY OR INDIRECTLY WITH THE REMUNERATION OF KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT YOU MAY DIRECT YOUR PROXY HOW TO VOTE BY PLACING A MARK IN ONE OF THE BOXES OPPOSITE EACH ITEM OF BUSINESS. ALL YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH SUCH A DIRECTION UNLESS YOU INDICATE ONLY A PORTION OF VOTING RIGHTS ARE TO BE VOTED ON ANY ITEM BY INSERTING THE PERCENTAGE OR NUMBER OF SHARES YOU WISH TO VOTE IN THE APPROPRIATE BOX OR BOXES. IF YOU DO NOT MARK ANY OF THE BOXES ON THE ITEMS OF BUSINESS, YOUR PROXY MAY VOTE AS HE OR SHE CHOOSES. IF YOU MARK MORE THAN ONE BOX ON AN ITEM YOUR VOTE ON THAT ITEM WILL BE INVALID. APPOINTMENT OF A SECOND PROXY YOU ARE ENTITLED TO APPOINT UP TO TWO PERSONS AS PROXIES TO ATTEND THE MEETING AND VOTE ON A POLL. IF YOU WISH TO APPOINT A SECOND PROXY, AN ADDITIONAL PROXY FORM MAY BE OBTAINED BY TELEPHONING THE COMPANY’S SHARE REGISTRY OR YOU MAY COPY THIS FORM AND RETURN THEM BOTH TOGETHER. TO APPOINT A SECOND PROXY YOU MUST: (A) ON EACH OF THE FIRST PROXY FORM AND THE SECOND PROXY FORM STATE THE PERCENTAGE OF YOUR VOTING RIGHTS OR NUMBER OF SHARES APPLICABLE TO THAT FORM. IF THE APPOINTMENTS DO NOT SPECIFY THE PERCENTAGE OR NUMBER OF VOTES THAT EACH PROXY MAY EXERCISE, EACH PROXY MAY EXERCISE HALF YOUR VOTES. FRACTIONS OF VOTES WILL BE DISREGARDED; AND (B) RETURN BOTH FORMS TOGETHER. SIGNING INSTRUCTIONS YOU MUST SIGN THIS FORM AS FOLLOWS IN THE SPACES PROVIDED: INDIVIDUAL: WHERE THE HOLDING IS IN ONE NAME, THE HOLDER MUST SIGN. JOINT HOLDING: WHERE THE HOLDING IS IN MORE THAN ONE NAME, EITHER SHAREHOLDER MAY SIGN. POWER OF ATTORNEY: TO SIGN UNDER POWER OF ATTORNEY, YOU MUST LODGE THE POWER OF ATTORNEY WITH THE REGISTRY. IF YOU HAVE NOT PREVIOUSLY LODGED THIS DOCUMENT FOR NOTATION, PLEASE ATTACH A CERTIFIED PHOTOCOPY OF THE POWER OF ATTORNEY TO THIS FORM WHEN YOU RETURN IT. COMPANIES: WHERE THE COMPANY HAS A SOLE DIRECTOR WHO IS ALSO THE SOLE COMPANY SECRETARY, THIS FORM MUST BE SIGNED BY THAT PERSON. IF THE COMPANY (PURSUANT TO SECTION 204A OF THE CORPORATIONS ACT 2001) DOES NOT HAVE A COMPANY SECRETARY, A SOLE DIRECTOR CAN ALSO SIGN ALONE. OTHERWISE THIS FORM MUST BE SIGNED BY A DIRECTOR JOINTLY WITH EITHER ANOTHER DIRECTOR OR A COMPANY SECRETARY. PLEASE INDICATE THE OFFICE HELD BY SIGNING IN THE APPROPRIATE PLACE. CORPORATE REPRESENTATIVES IF A REPRESENTATIVE OF THE CORPORATION IS TO ATTEND THE MEETING THE APPROPRIATE “CERTIFICATE OF APPOINTMENT OF CORPORATE REPRESENTATIVE” MUST BE PRODUCED PRIOR TO ADMISSION IN ACCORDANCE WITH THE NOTICE OF MEETING. A FORM OF THE CERTIFICATE MAY BE OBTAINED FROM THE COMPANY’S SHARE REGISTRY OR ONLINE AT WWW.LINKMARKETSERVICES.COM.AU. IF YOU WOULD LIKE TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING, PLEASE BRING THIS FORM WITH YOU. THIS WILL ASSIST IN REGISTERING YOUR ATTENDANCE.

NAME SURNAME ADDRESS LINE 1 ADDRESS LINE 2 ADDRESS LINE 3 ADDRESS LINE 4 ADDRESS LINE 5 ADDRESS LINE 6 X99999999999 PROXY FORM I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint: STEP 1 APPOINT A PROXY the Chairman of the Meeting (mark box) OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 3.00pm (Melbourne time) on Friday, 30 November 2018 at MinterEllison, Level 23, Rialto Towers, 525 Collins Street, Melbourne, Victoria 3000, Australia (the Meeting) and at any postponement or adjournment of the Meeting. Important for Resolutions 3, 4a, 4b and 6: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 3, 4a, 4b and 6, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel (KMP). The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. STEP 2 VOTING DIRECTIONS Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an Resolutions For Against Abstain* 2a Election of Mr Joseph R. Swedish as a Director 2b Election of Ms Shawn Cline Tomasello as a Director 2c Re-election of Mr Brian Jamieson as a Director 3 Adoption of the Remuneration Report 2d Re-election of Mr Michael Spooner as a Director 4a Approval of Proposed Issue of Options to newly-appointed directors Mr Joseph R. Swedish and Ms Shawn Cline Tomasello 4b Approval of Proposed Issue of Options to other Non-Executive Directors 5a Approval of Issue of Shares to NovaQuest Capital Management LLC 5b Approval of Issue of Shares to Tasly Pharmaceutical Group Co Ltd 6 Increase in Directors’ Fees Pool 7 Renewal of Proportional Takeover Approval Provisions in the Company’s Constitution 8 Adoption of New Constitution For Against Abstain* * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the r i equired majority on a poll. STEP 3 SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED Shareholder 1 (Individual Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual Sole Director and Sole Company Secretary Director/Company Secretary (Delete one) Director This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth). MSB PRX1801D